2828 North Harwood Street, 15th Floor

Dallas, Texas 75201

May 14, 2015

Via EDGAR

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	MoneyGram International, Inc.

Form 10-K for the fiscal year ended December 31, 2014

Filed March 3, 2015

Definitive Proxy Statement on Schedule 14A

Filed April 2, 2015

File No. 001-31950

Dear Mr. Krikorian:

Set forth below are the responses of MoneyGram International, Inc. (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 17, 2015, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Commission on March 3, 2015, and the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on April 2, 2015, File No. 001-31950.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Adjusted Free Cash Flow, page 49

1.	We note your presentation of “Adjusted Free Cash Flow” and your disclosures that the measure is an “indicator of the strength and performance of ongoing business

May 14, 2015

Mr. Stephen Krikorian, Securities and Exchange Commission

operations, including our ability to service debt and fund operations, capital expenditures and acquisitions.” Please tell us whether you consider this measure to be a performance or liquidity measure. In this regard we note that your narrative disclosures and placement of the measure in your Liquidity section suggests that readers should consider this measure in assessing your liquidity, but reconciling to “Income (loss) before income taxes” and “Adjusted EBITDA” suggests that you consider it a measure of your performance. Please advise. In this regard, we note that if the measure is considered a liquidity measure then excluding charges that will require cash settlement from a non-GAAP liquidity measure is prohibited under Item 10(e)(1)(ii) of Regulation S-K.

RESPONSE: The Company utilizes Adjusted Free Cash Flow (defined as Adjusted EBITDA less cash interest expense, cash tax expense, cash payments for capital expenditures and cash payments for agent signing bonuses) as a performance measure and believes it provides useful information to investors because it is an indicator of the strength and performance of ongoing business operations. Accordingly, the Company reconciles this measure to “Income (loss) before income taxes,” and “Adjusted EBITDA.”

In order to clarify management’s use of the Adjusted Free Cash Flow measure as a performance measure, beginning with the Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, management has presented and discussed the Adjusted Free Cash Flow measure alongside the EBITDA and Adjusted EBITDA schedule within the Results of Operations section, instead of the Liquidity section of Management’s Discussion and Analysis. In addition, we clarified the narrative description and expanded the definition of Adjusted Free Cash Flow under Non-GAAP Measures to highlight that Adjusted Free Cash Flow excludes cash payments related to adjusting items. We believe that these changes enhance the description of the Adjusted Free Cash Flow metric to ensure that the users understand how management uses the metric as well as the limitations of the metric.

Critical Accounting Policies and Estimates,

Goodwill, page 50

2.	We note your disclosures on page 32 that your Walmart U.S. to U.S. transactions declined 37% for the year ended December 31, 2014 and that you introduced lower prices for your money transfer product in the U.S. to U.S. market on October 31, 2014. We also note that operating income for the Global Funds Transfer segment has significantly declined from fiscal year 2013 and there has been a significant decline in your market capitalization during fiscal year 2014. Please tell us how the above factors were considered when determining the fair value of the Global Funds Transfer reporting unit. As part of your response, please tell us the percentage by which the fair value of the Global Funds Transfer reporting unit exceeded its carrying value as of the date of the most recent test.

May 14, 2015

Mr. Stephen Krikorian, Securities and Exchange Commission

RESPONSE: For the Company’s annual goodwill impairment analysis, conducted as of October 1, 2014 (the measurement date), we utilized the discounted cash flow and guideline public company valuation methodologies to determine the fair value of the reporting units. The resulting fair value was then reconciled to our market capitalization as of the measurement date.

The Global Funds Transfer (“GFT”) segment’s decline in operating income from fiscal year 2013 to fiscal year 2014 is partially attributable to the decline in the Company’s Walmart U.S. to U.S. transactions and the lower prices announced in the fourth quarter of 2014. Our operating income has also been significantly impacted by our global transformation program, which includes investments in our compliance enhancement program and costs associated with our reorganization and restructuring activities. All of these factors were incorporated in our annual goodwill impairment analysis, discussed in more detail below. We believe that the projections and assumptions used in our annual goodwill impairment analysis are reasonable and in line with both company specific as well as industry trends and developments.

For fiscal years 2013, 2012 and 2011, GFT segment revenue grew approximately 11%, 9% and 9% respectively. For fiscal year 2014, GFT segment revenue declined approximately 1%. The Company’s 2015 plan reflects a relatively flat revenue assumption for the GFT segment, which incorporates the impacts of the revenue developments described above. However, beginning in the fourth quarter of 2015, the Company expects revenue to grow at a low double digit rate as the impact of the Walmart white label product and pricing changes in the U.S. to U.S. market will have been fully reflected within operating results and we continue to grow in other areas of the GFT business. The Company’s GFT segment operates in a market with continued growth opportunities and the Company has experienced strong growth in international markets as well as in its U.S. outbound transactions. The Company also continues to expand and grow its emerging channel offerings such as kiosk services and MoneyGram Online.

In the first quarter of 2015, money transfer revenue within the GFT segment declined 12%, which was consistent with the expectations utilized in our goodwill impairment analysis. The entire first quarter of 2014 included Walmart U.S.-to-U.S. transactions at their historical levels. By comparison, the first quarter of 2015 reflects the full impact of the transactional decline that results from the introduction of the Walmart white label product, which was launched in April 2014. However, to provide detail regarding the growth in other areas of the business, if the impact of U.S.-to-U.S. transactions originated at Walmart is excluded, money transfer transactions increased 13% in the first quarter of 2015. Further, U.S. Outbound and Non U.S. transactions grew 15% and 14%, respectively. For the period ended March 31, 2015, U.S. Outbound and Non U.S. sends represented 86% of money transfer revenue. Self-Service money transfer transactions grew 55% with revenue growth of 45% for the period ended March 31, 2015. Self-Service money transfer revenue now represents 11% of money transfer revenue.

From an expense perspective, the $80 to $90 million investment in our compliance enhancement program is expected to wind down in 2016. The incremental costs for our restructuring and reorganization program (estimated at approximately $45 million) are expected to wind down in 2015 and the program is expected to yield savings of approximately $25 million

May 14, 2015

Mr. Stephen Krikorian, Securities and Exchange Commission

annually that favorably impact operating income. The Company’s goodwill impairment evaluation appropriately included consideration of these factors as well as the impacts of the Walmart white label product and the pricing actions.

As the Staff notes, the Company’s market capitalization decreased significantly during 2014 and has remained at this lower level in fiscal year 2015. As part of the overall analysis, the Company performed a reconciliation of the fair value to the market capitalization as of the measurement date and performed a second reconciliation subsequent to the decline in the stock price. As of the measurement date, as well as subsequent to the decline in market capitalization, the enterprise value, or market capitalization plus debt, significantly exceeded the carrying value of the aggregate of the reporting units. The Company disclosed in its Annual Report on Form 10-K for the year ended December 31, 2014, that the fair value of the GFT segment and reporting unit substantially exceeded the carrying value as of October 1, 2014. Specifically, the analysis yielded a 59% excess for GFT. Since the measurement date, the conditions, projections and assumptions utilized have not changed to any significant degree and therefore we have concluded that for periods subsequent to the measurement date, no indicators of impairment existed.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters (Incorporated by Reference from the Definitive Proxy Statement on Schedule 14A filed April 2, 2015)

Security Ownership of Management, page 35

3.	Footnote (4) to the table on page 35 indicates that the total shares represented for each of Messrs. Hagerty, Lawry and Rao does not include 23,737,858 shares of common stock held by funds affiliated with Thomas H. Lee Partners, L.P. (the “THL Funds”). However, Footnote (3) to the table on page 31 indicates that Messrs. Hagerty, Lawry and Rao may be deemed to share beneficial ownership of the shares held or controlled by the THL Funds. Accordingly, in future filings, please include the shares held by the THL Funds in each of the above-referenced person’s beneficial ownership calculations if the person has or shares voting or investment power over those shares. Additionally, note that pecuniary interest does not factor into beneficial ownership, as defined by Exchange Act Rule 13d-3.

RESPONSE: We note the Staff’s comment and in future filings, the Company will include the shares held by the THL Funds in the tabular presentation of beneficial ownership of Messrs. Hagerty, Lawry and Rao (because such persons may be deemed to share voting or investment power over shares held or controlled by the THL Funds).

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May 14, 2015

Mr. Stephen Krikorian, Securities and Exchange Commission

Pursuant to your request, in connection with responding to these comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this letter is fully responsive to your comments. Please do not hesitate to contact me at 214-999-7552 if you require additional information to respond to your comments.

Very truly yours,

MONEYGRAM INTERNATIONAL, INC.

By:	/s/ W. Alexander Holmes
Name:	W. Alexander Holmes
	Title:	Executive Vice President, Chief Financial Officer and Chief Operating Officer

cc:	Pamela H. Patsley, Chairman and Chief Executive Officer